Swift Start, Corp.

248 Hewes Street

Brooklyn, New York 11211

January 28, 2014

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:          Swift Start Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 16, 2014

File No. 333-192151

Dear Mr. Spirgel:

We are in receipt of your comment letter dated January 24, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

              General

1.

We note you are registering for resale 2,040,000 shares of common stock which represent a 100% of your non-affiliate shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide a detailed analysis as to why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i).

RESPONSE:

It is not appropriate for this transaction to be characterized as an indirect primary offering pursuant to Rule 415(a)(1)(i) and in light of the SEC Guidance. Relevant SEC Staff guidance states that:

if the number of shares proposed to be registered on behalf of PIPE investors constitutes more than one-third of the issuer’s non-affiliate public float immediately prior to the PIPE transaction, the Staff will presumptively view the proposed registered offering of shares for resale by the PIPE investors as an indirect primary offering made on behalf of the issuer, in which case the PIPE investors would be viewed as effectively acting as statutory underwriters with respect to the offering.

However, this transaction is not a typical PIPE transaction. This is a private placement of a private company that does not have any prior public company experience and therefore, it would not be appropriate or even possible to use the one-third of the issuer’s non-affiliate public float immediately prior to the PIPE transaction because there were no shares in the float prior to this Regulation S private placement. Additionally, the SEC has articulated several points that can be analyzed in determining whether it is appropriate for the investors in a PIPE transaction to be presumptively deemed statutory underwriters. A few of the points that should be addressed include:

1)     How long the investors have held the shares, the circumstances under which the investors received the shares, the investors’ relationships to the issuer, the amount of shares involved, whether the investors are in the business of underwriting securities, and whether it appears that the investors are acting as a conduit to the issuer – the investors are all friends and family of the control shareholders and are not in the business of underwriter securities. These investors are investing in the business and are not acting as a conduit to the issuer.

2)     The number of investors included in the registration statement and the percentage of the offering being sold by each investor – there are 34 investors each owning about 0.6637% of the total number of shares outstanding and 2.94% of the total number of non-affiliate public float shares. The number of investors and the amount of ownership by each investor demonstrates that these investors are not acting as a conduit for the issuer, the offering is not an indirect primary offering and the investors should not be deemed statutory underwriters.

3)     Any payments the issuer has made, or will make, to the investors, their affiliates and/or the placement agent for the PIPE – There was not a placement agent in this offering since this was not a traditional PIPE transaction that occurs with publicly quoted companies. And, the issuer did not make any payments nor will they make any payments to the investors. The only right to payment that the investors have is to proceeds of any sales that they conduct after the registration statement is deemed effective.

4)     The net proceeds received by the issuer from the PIPE after taking into account all payments and expenses – the issuer received 100% of the proceeds of the offering. The issuer did not pay any offering discount, placement agent fee or similar fee for raising the funds.

5)     If the issuer sold convertible securities or the type of securities offered in the transaction – this offering was done with just common stock. The investors do not have any convertible notes, conversion rights on derivative securities or any warrants. The investors purchased common stock and do not have any additional rights or the ability to convert their investment into additional shares of common stock.

6)     Are there any short positions held by the investors – the company does not have a current market so there can be no short positions held by anybody.

7)     Whether the issuer has recently completed one or more financings with the same group of investors – this is the only offering the company has completed. They have not raised money from these investors in previous rounds.

Additionally, it is the Staff’s position that they will pay particular attention to “death spiral” or “toxic convertible” PIPES. This offering is neither of them. The offering is a straight common stock deal with no additional securities.

For all of these reasons, this offering should not be deemed an indirect primary offering. The investors are investing for themselves and are not acting as a conduit to the issuer. The offering is not a “death spiral” or “toxic convertible” deal and is not an offering that should be grouped with the traditional PIPE transactions that Rule 415(a)(1)(i) and the relevant SEC Guidance sought to limit to the sale of one-third of the issuer’s non-affiliate public float.

              Risk Factors, page 9

We may be unable to raise enough capital through this offering to implement our business plan and you could lose all of your investment, page 9

2.	We note your response to comment 7. However, it has not been removed from the filing. Please advise or revise.

RESPONSE:	On page 9, we have removed this risk factor.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Swift Start, Inc.

By:	/s/ Shaul Martin
Name: Shaul Martin
Title: Chief Executive Officer